EXHIBIT (a)(8)

        SUPPLEMENT DATED DECEMBER 7, 2005 TO THE OFFER TO PURCHASE DATED
                                NOVEMBER 9, 2005

                            GAM AVALON LANCELOT, LLC
                              135 East 57th Street
                            New York, New York 10022

                                OFFER TO PURCHASE

    THE MAXIMUM PERCENTAGE OF OUTSTANDING LIMITED LIABILITY COMPANY INTERESTS
           WHICH THE FUND IS OFFERING TO PURCHASE HAS BEEN INCREASED

                                       AND

                       THE OFFER PERIOD HAS BEEN EXTENDED

To the Members of GAM Avalon Lancelot, LLC:

The following information amends and supplements the Offer to Purchase dated November 9, 2005 (the "Offer to Purchase"), pursuant to which GAM Avalon Lancelot, LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase upon the terms and conditions set forth in the Offer to Purchase, this Supplement and the related Letter of Transmittal (which together, as amended and supplemented, constitute the "Offer") an amount of the outstanding units or limited liability company interests of the Fund ("Units") validly tendered by members of the Fund at a price equal to their estimated net asset value as of December 30, 2005, if the Offer expires on or prior to December 30, 2005. As set out below, this Supplement provides certain information and makes certain changes to the Offer. All capitalized terms used in this Supplement to the Offer to Purchase but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

SUPPLEMENTARY SUMMARY TERM SHEET

o The Fund has increased the maximum percentage of the Units that the Fund is offering to purchase from 10 percent of the Units to up to 20 percent of the Units at each Unit's net asset value. Net asset value will be calculated for this purpose as of December 30, 2005.

o In connection with the Fund's decision to increase the maximum percentage of the Units that may be purchased, the Fund has extended the Offer, which was previously schedule to expire at midnight, New York time, Friday December 9, 2005, until midnight, New York time, Tuesday, December 20, 2005 (for purposes of this Supplement, the "Expiration Date"). Accordingly, the Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Units up to 20 percent of the Units at a

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     price equal to their estimated net asset value as of December 30, 2005. Any member tendering a Unit pursuant to the Offer may withdraw such Unit from consideration for purchase at any time on or before the Expiration Date, and if such Units have not then been accepted by the Fund, at any time after December 20, 2005. Excluding the applicable dates by which Units may be withdrawn from consideration for purchase, the procedures applicable to withdrawal are as set forth in Section 5 of the Offer to Purchase.

o Please note that just as you have the right to withdraw your Units from consideration for purchase, the Fund has the right to cancel, amend or postpone the Offer at any time before midnight on December 20, 2005.

AMENDMENTS TO THE OFFER TO PURCHASE

To reflect the increase in the maximum percentage of Units that the Fund is offering to purchase and the extension of the tender offer period, the following amendments are hereby made to the Offer to Purchase.

1. The second paragraph of Section 3 of the Offer to Purchase (AMOUNT OF TENDER) is deleted in its entirely and substituted with the following:

         "If the amount of the Units that are validly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer is less than or equal to 20 percent of the Fund's outstanding Units (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 of the Offer. If more than 20 percent of the Fund's outstanding Units are validly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 of the Offer to Purchase, the Fund will, in its sole discretion, either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) further extend the Offer, if necessary, and further increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of validly tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. None of the following intend to tender any Units in the Offer: the Advisor or Directors of the Fund; or any person controlling the Fund or controlling the Advisor or Directors of the Fund."

2. The date "December 9, 5005" in the fourth line of Section 5 (WITHDRAWAL RIGHTS) is deleted and replaced with "December 20, 2005."

3. The last sentence of the third paragraph of Section 8 (CERTAIN OTHER INFORMATION ABOUT THE FUND) is deleted in its entirety and substituted with the following:

         "The closing of the Transaction occurred on December 2, 2005."

4. The last sentence of the fifth paragraph of Section 8 (CERTAIN OTHER INFORMATION ABOUT THE FUND) is deleted in its entirety and substituted with the following:

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         "Upon the  closing of the  Transaction,  each of the  Advisor  and GIML became indirect, wholly owned subsidiaries of Julius Baer."

ADDITIONAL INFORMATION

Except as set forth in this Supplement, the Offer continues to be governed by the terms and conditions set forth in the Offer to Purchase, the Transmittal Letter, and other related materials. Procedures for tendering Units or portions thereof are set forth in Section 4 of the Offer to Purchase. Tendering members may continue to use the Letter of Transmittal previously circulated.

The Fund has not waived any of the conditions of the Offer and reserves the right to extend, amend or cancel the Offer or postpone the acceptance of Units. See Section 7 of the Offer to Purchase for further information.